SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No.         )*

Nxt-ID, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67091J107

(CUSIP Number)

Wayne T. Nugent

WorldVentures Holdings, LLC

5100 Tennyson Parkway

Plano, TX 75024

Telephone Number: 972-805-5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091J107	SCHEDULE 13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS WorldVentures Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,050,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,050,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,050,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.84%
14.	TYPE OF REPORTING PERSON OO

*	Does not include 2,512,500 shares of Common Stock that are subject to a Common Stock Purchase Warrant issued to WorldVentures Holdings, LLC on December 31, 2015 with an initial exercise date of May 31, 2016.

CUSIP No. 67091J107	SCHEDULE 13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Wayne T. Nugent
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,050,000*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,050,000*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,050,000*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.84%
14.	TYPE OF REPORTING PERSON IN

*	Does not include 2,512,500 shares of Common Stock that are subject to a Common Stock Purchase Warrant issued to WorldVentures Holdings, LLC on December 31, 2015 with an initial exercise date of May 31, 2016.

CUSIP No. 67091J107	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”), of Nxt-ID, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is located at 288 Christian Street, Oxford, CT 06478.

Item 2.	Identity and Background.

The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are WorldVentures Holdings, LLC, which is a Nevada limited liability company, and Wayne T. Nugent (“Mr. Nugent”), who is a United States citizen.

The Common Stock beneficially owned by the Reporting Persons are owned directly by WorldVentures Holdings, LLC. Mr. Nugent owns 90.5% of the ownership interest in WorldVentures Holdings, LLC. As a result, Mr. Nugent may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be an indirect beneficial owner of all of the Common Stock directly held by WorldVentures Holdings, LLC.

The address of the principal business and principal office of the Reporting Persons is 5100 Tennyson Parkway, Plano, TX 75024. WorldVentures Holdings, LLC is a direct selling company primarily engaged in the business of offering travel club memberships and travel services through its wholly-owned subsidiaries. The principal occupation of Mr. Nugent is serving as manager of WorldVentures Holdings, LLC.

In the past five years, WorldVentures Holdings, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In the past five years, Mr. Nugent pled guilty to two counts under 26 USC § 7203 for Willful Failure to File Return in United States of America v. Wayne Nugent, United States District Court Eastern District of Texas (“Court”), case number 4:11CR00053-001. In a Judgment in a Criminal Case (“Judgment”) filed with the Court on October 7, 2011, Mr. Nugent was sentenced to four years of probation on each count, to run concurrently. Mr. Nugent filed delinquent tax returns and paid all taxes, penalties, and interest due with respect to each delinquent return. Additionally, a fine of $10,000.00 was imposed by the Court. The fine was paid immediately in accordance with the Judgment. Mr. Nugent’s probation was terminated early pursuant to a Report and Order Terminating Supervision Prior to the Original Expiration Date entered by the Court on December 26, 2013.

CUSIP No. 67091J107	SCHEDULE 13D	Page 5 of 8 Pages

In the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-4 of the Exchange Act, each Reporting Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used in making the purchase of the securities subject to this Schedule 13D was the working capital of WorldVentures Holdings, LLC, and the amount of the funds used for the purchase of the securities was $2,000,000.

Item 4.	Purpose of Transaction.

WorldVentures Holdings, LLC purchased the Common Stock as part of a larger strategic business relationship with the Issuer. On December 31, 2015, WorldVentures Holdings, LLC and the Issuer entered into a Master Product Development Agreement (the “Development Agreement”) pursuant to which WorldVentures Holdings, LLC has retained the Issuer to design, develop and manufacture a series of Proprietary Products (as defined in the Development Agreement) for distribution through WorldVentures Holdings, LLC’s network of sales representatives, members, consumers, employees, contractors or affiliates. The Proprietary Products will utilize the Issuer’s existing Background Technology (as defined in the Development Agreement) and customized hardware designs/solutions and software tools/applications developed by the Issuer for WorldVentures Holdings, LLC. The Issuer has agreed to use $1,500,000 of the proceeds from the purchase of the Common Stock for the services to be

CUSIP No. 67091J107	SCHEDULE 13D	Page 6 of 8 Pages

rendered to WorldVentures Holdings, LLC under the Development Agreement. In addition, WorldVentures Holdings, LLC and the Issuer entered into a Side Letter Agreement, dated December 31, 2015, pursuant to which WorldVentures Holdings, LLC is entitled to appoint one member to the Board of Directors of the Issuer which individual is acceptable to the Board of Directors of the Issuer and possesses the qualifications normally possessed by a director of a company listed on NASDAQ and otherwise meets the requirements of NASDAQ.

Except as otherwise described in this Item 4, the Reporting Persons have no current plans which relate to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D occurring. However, the Reporting Persons intends to review its investment in the Issuer on a continuing basis and may, in the future, take actions with respect to the shares of Common Stock which it holds as it deems appropriate, including without limitation, purchasing additional securities of the Issuer or selling its Common Stock, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

As of the date of the filing of this Statement on Schedule 13D, WorldVentures Holdings, LLC is the beneficial owner of 10,050,000 shares of the Common Stock of the Issuer, which shares represent approximately 23.84% of the issued and outstanding Common Stock of the Issuer based upon the number of shares of Common Stock reported to the Reporting Persons by Issuer on December 30, 2015. Mr. Nugent is the beneficial owner of 90.5% of the ownership interests in WorldVentures Holdings, LLC and may be deemed to be the indirect beneficial owner of the 10,050,000 shares of Common Stock of the Issuer held by WorldVentures Holdings, LLC. Accordingly, the Reporting Persons have the shared power to vote and the shared power to direct the disposition of all of these shares of Common Stock.

On December 31, 2015, WorldVentures Holdings, LLC and the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) providing for the issuance and sale by the Issuer of 10,050,000 shares of the Issuer’s Common Stock (the “Shares”) for an aggregate purchase price of $2,000,000, and the issuance of a Common Stock Purchase Warrant (the “Warrant”) to purchase 2,512,500 shares of the Company’s Common Stock (the “Warrant Shares”). The Warrant is initially exercisable on or after May 31, 2016 at an exercise price equal to $0.75 per share and has a term of exercise equal to two (2) years and seven (7) months from the date on which first exercisable.

On November 10, 2015, Mr. Nugent placed an order to buy 20,000 shares of Common Stock (“Order to Buy”). The Order to Buy settled on November 16, 2015, for $0.67 per share. On November 23, 2015, Mr. Nugent

CUSIP No. 67091J107	SCHEDULE 13D	Page 7 of 8 Pages

placed an order to sell all 20,000 shares of Common Stock (“Order to Sell”). The Order to Sell was settled on November 27, 2015, in a series of five transactions as follows: 2,326 shares sold at $0.59 per share; 200 shares sold at $0.58 per share; 3,700 shares sold at $0.57 per share; 2,623 shares sold at $0.55 per share; 11,151 shares sold at $0.56 per share.

Except for the transactions herein described related to the Order to Buy, the Order to Sell, and the consummations of the transactions under the Securities Purchase Agreement, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

WorldVentures Holdings, LLC and the Issuer entered into a Registration Rights Agreement, dated December 31, 2015, pursuant to which the Issuer agreed to register the Shares and the Warrant Shares on a Form S-1 or Form S-3 registration statement (the “Registration Statement”) to be filed with the Securities and Exchange Commission within ninety (90) days after the date of the issuance of the Shares and the Warrants (the “Filing Date”) and to cause the Registration Statement to be declared effective under the Securities Act within one hundred eight (180) days following the Filing Date.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of January 11, 2016 (filed herewith)

2.	Side Letter Agreement, dated as of December 31, 2015, by and between the Issuer and WorldVentures Holdings, LLC (filed herewith)

3.	Form of Master Product Development Agreement, dated as of December 31, 2015, by and between the Issuer and WorldVentures Holdings, LLC (Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 4, 2016)

4.	Form of Securities Purchase Agreement, dated as of December 31, 2015, by and between the Issuer and WorldVentures Holdings, LLC (Incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 4, 2016)

5.	Form of Common Stock Purchase Warrant, dated as of December 31, 2015, by Issuer in favor of WorldVentures Holdings, LLC (Incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 4, 2016)

6.	Form of Registration Rights Agreement, dated as of December 31, 2015, by and between the Issuer and WorldVentures Holdings, LLC (Incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on January 4, 2016)

CUSIP No. 67091J107	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2016	WORLDVENTURES HOLDINGS, LLC

	By:	/s/ Wayne T. Nugent
Manager

/s/ Wayne T. Nugent
Wayne T. Nugent

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and all amendments thereto with respect to the Common Stock of Nxt-ID, Inc. beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.

The undersigned further agree that any amendments to such statement on Schedule 13D may be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Dated: January 11, 2016

WORLDVENTURES HOLDINGS, LLC

By:	/s/ Wayne T. Nugent
Manager

/s/ Wayne T. Nugent
Wayne T. Nugent

EXHIBIT 2

SIDE LETTER AGREEMENT

Nxt-ID, Inc.

288 Christian Street

Oxford, CT 06478

December 31, 2015

WorldVentures Holdings, LLC

5100 Tennyson Parkway

Plano, Texas 75024

Ladies and Gentlemen:

Reference is made to that certain Securities Purchase Agreement, dated as of December 30, 2015 (the “Purchase Agreement”), between Nxt-ID, Inc., a Delaware corporation (the “Company”) and WorldVentures Holdings, LLC (“WVH”). In connection with the execution and delivery of the Purchase Agreement, the Company and WVH are contemporaneously entering into this side letter agreement (the “Side Letter Agreement”). Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Purchase Agreement.

The Company and WVH hereby agree as follows:

1.	Board Appointment. Following the Closing, WVH shall be entitled to have one (1) representative appointed to the Board of Directors of the Company (the “Board”); provided, that WVH shall cause each such representative who may have access to any of the information made available at any meeting of the Board or provided by the Company to the Board to, hold in confidence and not disclose or use, directly or indirectly, any such information, other than in connection with WVH’s investment in the Company. Notwithstanding the foregoing, the representative must be reasonably acceptable to the Board, possess qualifications that would be normally possessed by a director of a company listed on NASDAQ, and must be acceptable to NASDAQ.

2.	Conflicting Terms. This Side Letter Agreement constitutes a valid and binding agreement of the Company and WVH and shall survive the execution and delivery of the Purchase Agreement. In the event of any conflict between the provisions of this Side Letter Agreement and the provisions of the Purchase Agreement, the provisions of this Side Letter Agreement shall prevail and be given effect.

3.	Counterparts. This Side Letter Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

IN WITNESS WHEREOF, the parties have executed this Side Letter Agreement as of the date first above written.

Very truly yours,

NXT-ID, INC.

By:	/s/ Gino M. Pereira
Name: Gino M. Pereira
Title: Chief Executive Officer

ACCEPTED AND AGREED as of

the date first written above by the undersigned,

thereunto duly authorized:

WorldVentures Holdings, LLC

By:	/s/ Wayne T. Nugent
Wayne T. Nugent
Manager